Exhibit 99.129

Energy Fuels Corporate Update

October 31, 2013

Toronto, Ontario

Energy Fuels Inc. (TSX:EFR) (OTCQX:EFRFF) (“Energy Fuels” or the “Company”) is pleased to announce that at a special meeting held on October 30, 2013, shareholders of Energy Fuels authorized an amendment to the Company’s articles to consolidate the issued and outstanding shares of the Company on the basis of one (1) post-consolidated common share for up to fifty (50) issued and outstanding common shares (the “Consolidation”). Of the votes cast at the Energy Fuels shareholders’ meeting, 93.4% were in favour of the Consolidation.

At a meeting of the Board of Directors of Energy Fuels following the special meeting of shareholders, the Board of Directors determined the share consolidation ratio to be fifty (50) pre-consolidation common shares for one (1) post-consolidated common share. The Board of Directors also authorized the filing of the articles of amendment with respect to the Consolidation with an effective date of November 5, 2013. It is anticipated that the common shares of Energy Fuels will begin trading on the Toronto Stock Exchange on a post-consolidated basis on November 5, 2013.

The Consolidation is an important step in facilitating a listing of Energy Fuels’ common shares on a recognized United States stock exchange. The Company expects to pursue such a listing in order to gain better access to US institutional and retail investors, increase trading liquidity, decrease shareholder transaction costs, decrease share price volatility, and highlight the Company’s strategic position within the United States. The Company also believes that the Consolidation will enlarge Energy Fuels’ potential investor base by positioning its common shares in the best possible manner to attract interest from a broader investor audience in the United States, Canada and other jurisdictions.

Further details of the Consolidation are set out in Energy Fuels’ management information circular dated September 24, 2013, which is available under Energy Fuels’ profile on www.sedar.com.

About Energy Fuels

Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or  “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com